Registration No.  333-112995
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 824

B.   Name of depositor:

                      FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on March 10, 2004 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


                    Basic Materials Portfolio Series
                     Nanotechnology Portfolio Series
               Regional Bank & Thrift Portfolio, Series 7

                                 FT 824

FT 824 is a series of a unit investment trust, the FT Series. FT 824 consists of three separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide the potential for above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


          The date of this prospectus is March 10, 2004

                                Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statements of Net Assets                                 6
Schedules of Investments                                 7
The FT Series                                           11
Portfolios                                              11
Risk Factors                                            13
Public Offering                                         14
Distribution of Units                                   17
The Sponsor's Profits                                   18
The Secondary Market                                    18
How We Purchase Units                                   18
Expenses and Charges                                    19
Tax Status                                              19
Retirement Plans                                        21
Rights of Unit Holders                                  21
Income and Capital Distributions                        22
Redeeming Your Units                                    22
Removing Securities from a Trust                        23
Amending or Terminating the Indenture                   24
Information on the Sponsor, Trustee and Evaluator       25
Other Information                                       26

                        Summary of Essential Information

                                 FT 824


At the Opening of Business on the Initial Date of Deposit-March 10, 2004


                    Sponsor:  First Trust Portfolios L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                                             Regional
                                                                         Basic Materials   Nanotechnology    Bank & Thrift
                                                                         Portfolio         Portfolio         Portfolio
                                                                         Series            Series            Series 7
                                                                         _________         _________         _________
Initial Number of Units (1)                                                  15,005            15,001            15,013
Fractional Undivided Interest in the Trust per Unit (1)                    1/15,005          1/15,001          1/15,013
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)       $    9.900        $    9.900        $    9.900
    Maximum Sales Charge of 4.95% of the Public Offering Price per Unit
          (5.00% of the net amount invested, exclusive of the
          deferred sales charge and creation and development fee) (3)    $     .495        $     .495        $     .495
    Less Deferred Sales Charge per Unit                                  $    (.345)       $   (.345)        $    (.345)
    Less Creation and Development Fee per Unit                           $    (.050)       $   (.050)        $    (.050)
Public Offering Price per Unit (4)                                       $   10.000        $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                          $    9.555        $    9.555        $    9.555
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)                  $    9.555        $    9.555        $    9.555
Cash CUSIP Number                                                        30268A 754        30268A 796        30268A 838
Reinvestment CUSIP Number                                                30268A 762        30268A 804        30268A 846
Fee Accounts Cash CUSIP Number                                           30268A 770        30268A 812        30268A 853
Fee Accounts Reinvestment CUSIP Number                                   30268A 788        30268A 820        30268A 861
Security Code                                                                 63944             63936             63940
Ticker Symbol                                                                FTBAMX            FTNATX            FTRGMX

First Settlement Date                     March 15, 2004
Mandatory Termination Date (6)            December 9, 2008
Income Distribution Record Date           Fifteenth day of each June and December, commencing June 15, 2004
Income Distribution Date (7)              Last day of each June and December, commencing June 30, 2004

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account in December of each year and as part of the final liquidation distribution.

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Trust has a term of approximately four and three-quarter years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                               Amount
                                                                                                               per Unit
                                                                                                               _________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                                            1.00%(a)       $.100
Deferred sales charge                                                                           3.45%(b)       $.345
Creation and development fee                                                                    0.50%(c)       $.050
                                                                                                _______        _______
Maximum Sales Charge (including creation and development fee)                                   4.95%          $.495
                                                                                                =======        =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                    .290%(d)       $.0290
                                                                                                =======        =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                          .082%          $.0080
Trustee's fee and other operating expenses                                                      .171%(f)       $.0168
                                                                                                _______        _______
Total                                                                                           .253%          $.0248
                                                                                                =======        =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year           3 Years          4 Years          4-3/4 Years
______           __________       _______          ___________
$ 549            $ 601            $ 628            $ 650

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 4.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.345 per Unit for each Trust which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing October 20, 2004.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately six months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses include the costs incurred by each Trust for annually updating such Trust's registration statement. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for either of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                         Report of Independent Auditors

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 824


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 824, comprising Basic Materials Portfolio Series; Nanotechnology Portfolio Series; and Regional Bank & Thrift Portfolio, Series 7 (collectively, the "Trusts"), as of the opening of business on March 10, 2004 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on March 10, 2004, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 824, comprising Basic Materials Portfolio Series; Nanotechnology Portfolio Series; and Regional Bank & Thrift Portfolio, Series 7, at the opening of business on March 10, 2004 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
March 10, 2004

                            Statements of Net Assets

                                 FT 824


                    At the Opening of Business on the
                 Initial Date of Deposit-March 10, 2004


                                                                                                             Regional
                                                                           Basic Materials  Nanotechnology   Bank & Thrift
                                                                           Portfolio        Portfolio        Portfolio
                                                                           Series           Series           Series 7
                                                                           __________       __________       __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)         $148,553         $148,507         $148,633
Less liability for reimbursement to Sponsor for organization costs (3)         (435)            (435)            (435)
Less liability for deferred sales charge (4)                                 (5,177)          (5,175)          (5,179)
Less liability for creation and development fee (5)                            (750)            (750)            (751)
                                                                           _________        _________        _________
Net assets                                                                 $142,191         $142,147         $142,268
                                                                           =========        =========        =========
Units outstanding                                                            15,005           15,001           15,013
Net asset value per Unit (6)                                               $  9.476         $  9.476         $  9.476

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                      $150,054         $150,007         $150,134
Less maximum sales charge (7)                                                (7,428)          (7,425)          (7,431)
Less estimated reimbursement to Sponsor for organization costs (3)             (435)            (435)            (435)
                                                                           _________        _________        _________
Net assets                                                                 $142,191         $142,147         $142,268
                                                                           =========        =========        =========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank, of which $600,000 will be allocated among the three Trusts in FT 824, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit for each Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from each Trust ($.345 per Unit), payable to the Sponsor in three equal monthly installments beginning on October 20, 2004 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 20, 2004. If Unit holders redeem their Units before December 20, 2004 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge, a deferred sales charge and the creation and development fee) computed at the rate of 4.95% of the Public Offering Price per Unit for each Trust (equivalent to 5.00% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

                    Basic Materials Portfolio Series
                                 FT 824


                    At the Opening of Business on the
                 Initial Date of Deposit-March 10, 2004


                                                                                 Percentage        Market        Cost of
Number        Ticker Symbol and                                                  of Aggregate      Value per     Securities to
of Shares     Name of Issuer of Securities (1)                                   Offering Price    Share         the Trust (2)
_________     ________________________________                                   ______________    ______        _____________
              Chemicals (40%):
              ________________
 112          BF         BASF AG (ADR)                                             4%              $53.15        $  5,953
 176          CBT        Cabot Corporation                                         4%               33.77           5,943
 145          DOW        The Dow Chemical Company                                  4%               40.91           5,932
 137          DD         E.I. du Pont de Nemours and Company                       4%               43.38           5,943
 206          EC         Engelhard Corporation                                     4%               28.79           5,931
 156          IFF        International Flavors & Fragrances Inc.                   4%               38.04           5,934
 159          PX         Praxair, Inc.                                             4%               37.31           5,932
 104          SIAL       Sigma-Aldrich Corporation                                 4%               57.27           5,956
 415          SYT        Syngenta AG (ADR)                                         4%               14.32           5,943
 119          VAL        The Valspar Corporation                                   4%               50.08           5,959

              Construction Materials (8%):
              _____________________________
 136          FRK        Florida Rock Industries, Inc.                             4%               43.54           5,921
 127          VMC        Vulcan Materials Company                                  4%               46.81           5,945

              Containers & Packaging (12%):
              _____________________________
  90          BLL        Ball Corporation                                          4%               66.26           5,963
 231          BMS        Bemis Company, Inc.                                       4%               25.76           5,951
 120          SEE        Sealed Air Corporation                                    4%               49.65           5,958

              Metals & Mining (28%):
              ______________________
 167          AA         Alcoa Inc.                                                4%               35.65           5,953
 315          BHP        BHP Billiton Limited (ADR)                                4%               18.84           5,935
 140          FCX        Freeport-McMoran Copper & Gold, Inc. (Class B)            4%               42.29           5,921
 137          NEM        Newmont Mining Corporation                                4%               43.45           5,953
 101          NUE        Nucor Corporation                                         4%               58.80           5,939
 125          BTU        Peabody Energy Corporation                                4%               47.60           5,950
  73          PD         Phelps Dodge Corporation                                  4%               80.89           5,905

              Paper & Forest Products (12%):
              ______________________________
 178          GP         Georgia-Pacific Corp.                                     4%               33.38           5,942
 140          IP         International Paper Company                               4%               42.45           5,943
 247          LPX        Louisiana-Pacific Corporation                             4%               24.08           5,948
                                                                                 ______                          ________
                               Total Investments                                 100%                            $148,553
                                                                                 ======                          ========

_____________

See "Notes to Schedules of Investments" on page 10.

                        Schedule of Investments

                     Nanotechnology Portfolio Series
                                 FT 824


                    At the Opening of Business on the
                 Initial Date of Deposit-March 10, 2004


                                                                              Percentage        Market           Cost of
Number        Ticker Symbol and                                               of Aggregate      Value per        Securities to
of Shares     Name of Issuer of Securities (1)                                Offering Price    Share            the Trust (2)
_________     _____________________________________                           ______________    _________        _____________
              Nanotech Enablers (32%):
              ________________________
 187          AFCO       Applied Films Corporation                              4%              $31.74           $  5,935
 273          FEIC       FEI Company                                            4%               21.74              5,935
 360          NANO       Nanometrics Incorporated                               4%               16.52              5,947
 157          NVEC       NVE Corporation                                        4%               37.85              5,942
 209          SMMX       Symyx Technologies, Inc.                               4%               28.43              5,942
 157          VARI       Varian Inc.                                            4%               37.81              5,936
 215          VECO       Veeco Instruments Inc.                                 4%               27.66              5,947
 386          ZIGO       Zygo Corporation                                       4%               15.38              5,937

              Nanotech Leading Researchers (36%):
              ___________________________________
 145          DOW        The Dow Chemical Company                               4%               40.91              5,932
 137          DD         E.I. du Pont de Nemours and Company                    4%               43.38              5,943
 139          XOM        Exxon Mobil Corporation                                4%               42.78              5,946
 188          GE         General Electric Company                               4%               31.56              5,933
 266          HPQ        Hewlett-Packard Company                                4%               22.34              5,942
 212          INTC       Intel Corporation                                      4%               27.96              5,928
  63          IBM        International Business Machines Corporation            4%               94.53              5,955
 120          MDT        Medtronic, Inc.                                        4%               49.63              5,956
 340          MOT        Motorola, Inc.                                         4%               17.49              5,947
                                                                                4%
              Nanotech Pure Plays (32%):
              __________________________
 350          ELN        Elan Corporation Plc (ADR)                             4%               16.95              5,933
 238          FLML       Flamel Technologies S.A. (ADR)                         4%               25.00              5,950
 354          TINY       Harris & Harris Group Inc.                             4%               16.79              5,944
 240          HDWR       Headwaters Incorporated                                4%               24.70              5,928
 771          NGEN       Nanogen, Inc.                                          4%                7.70              5,937
 750          NANX       Nanophase Technologies Corporation                     4%                7.92              5,940
 298          ACCL       Pharmacopeia, Inc.                                     4%               19.90              5,930
 501          SKYE       SkyePharma Plc (ADR)                                   4%               11.86              5,942
                                                                             ______                              ________
                               Total Investments                              100%                               $148,507
                                                                             ======                              ========

_____________

See "Notes to Schedules of Investments" on page 10.

                        Schedule of Investments

               Regional Bank & Thrift Portfolio, Series 7
                                 FT 824


                    At the Opening of Business on the
                 Initial Date of Deposit-March 10, 2004


                                                                                  Percentage        Market       Cost of
Number        Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares     Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
______        _________________________________                                   ______________    ______       _____________
              Banks (63.32%):
              _______________
 110          ASBC       Associated Banc-Corp                                      3.32%           $ 44.88       $  4,937
 134          CF         Charter One Financial, Inc.                               3.33%             36.92          4,947
  78          CBH        Commerce Bancorp, Inc.                                    3.34%             63.63          4,963
 100          CBSH       Commerce Bancshares, Inc.                                 3.32%             49.30          4,930
 172          CFBX       Community First Bankshares, Inc.                          3.34%             28.83          4,959
 117          CBSS       Compass Bancshares, Inc.                                  3.32%             42.21          4,939
 121          FBP        First BanCorp. (3)                                        3.32%             40.80          4,937
 104          FTN        First Tennessee National Corporation                      3.34%             47.77          4,968
 126          HU         Hudson United Bancorp                                     3.32%             39.15          4,933
  52          MTB        M&T Bank Corporation                                      3.31%             94.70          4,924
 124          MI         Marshall & Ilsley Corporation                             3.34%             40.03          4,964
 116          NFB        North Fork Bancorporation, Inc.                           3.34%             42.84          4,969
 111          BPOP       Popular, Inc. (3)                                         3.34%             44.75          4,967
 185          SKYF       Sky Financial Group, Inc.                                 3.34%             26.82          4,962
 145          SOTR       SouthTrust Corporation                                    3.33%             34.15          4,952
  69          STI        SunTrust Banks, Inc.                                      3.35%             72.08          4,974
  96          TCB        TCF Financial Corporation                                 3.34%             51.71          4,964
 174          USB        U.S. Bancorp                                              3.33%             28.41          4,943
  85          ZION       Zions Bancorporation                                      3.35%             58.50          4,973

              Thrifts (36.68%):
              _________________
 126          AF         Astoria Financial Corporation                             3.34%             39.39          4,963
 159          DCOM       Dime Community Bancshares                                 3.32%             31.08          4,942
 146          DRL        Doral Financial Corp. (3)                                 3.32%             33.82          4,938
 184          FBC        Flagstar Bancorp, Inc.                                    3.32%             26.85          4,940
  43          GDW        Golden West Financial Corporation                         3.35%            115.76          4,978
 112          GPT        GreenPoint Financial Corp.                                3.33%             44.25          4,956
 113          MAFB       MAF Bancorp, Inc.                                         3.34%             43.99          4,971
 150          NYB        New York Community Bancorp, Inc.                          3.34%             33.09          4,963
 228          SOV        Sovereign Bancorp, Inc.                                   3.34%             21.75          4,959
 112          WM         Washington Mutual, Inc.                                   3.34%             44.29          4,960
  96          WBS        Webster Financial Corporation                             3.34%             51.65          4,958
                                                                                 _______                         ________
                               Total Investments                                 100.00%                         $148,633
                                                                                 =======                         ========

_____________

See "Notes to Schedules of Investments" on page 10.

Page 9


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on March 10, 2004. Such purchase contracts are expected to settle within three business days. Each Trust has a Mandatory Termination Date of December 9, 2008.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's profit or loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                        Cost of
                                                        Securities      Profit
                                                        to Sponsor     (Loss)
                                                        __________      _______
Basic Materials Portfolio Series                        $148,220        $ 333
Nanotechnology Portfolio Series                          149,500         (993)
Regional Bank & Thrift Portfolio, Series 7               148,890         (257)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(4) Common stocks of companies headquartered outside the United States comprise the percentage of investments of the Trust as indicated: Basic Materials Portfolio Series, 12%; Nanotechnology Portfolio Series, 12%; and Regional Bank & Thrift Portfolio, Series 7, headquartered in Puerto Rico, 9.98%.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 824, consists of three separate portfolios set forth below:

- Basic Materials Portfolio Series

- Nanotechnology Portfolio Series

- Regional Bank & Thrift Portfolio, Series 7

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units
("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth under "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities, or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which each Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

Basic Materials Portfolio Series consists of a portfolio of common stocks of companies engaged in the basic materials sector.

Basic materials companies operate in a wide array of commodity-related businesses. Some examples include chemicals, construction materials, glass, paper, forest and related packaging products, metals, minerals and mining companies. This sector is cyclical in nature, which is to say that the demand for raw materials and related products is largely driven by economic activity, particularly in the manufacturing sector. When economic activity accelerates in the U.S. and abroad the demand for raw materials often rises - as do prices. According to the Organisation for Economic Co-operation and Development, a Paris-based firm that tracks the economic performance of its 30 member countries, U.S. GDP growth is forecasted to be 3.0% in 2004 and 3.1% in 2005, up from about 2.0% in 2003.

Raw Material Prices are Rising. The U.S. economy expanded at the fastest pace in three years in 2003. The fourth quarter Manufacturers Alliance/MAPI index of future activity registered 77, up from 68 in the third quarter. This is the highest score in the Index's 31-year history. Overseas, China's economy is booming as exports jumped 32% to $430 billion in 2003, according to Bloomberg. Bloomberg also reported that Chinese manufacturers have been adding capacity and, as a result, have helped bid up the prices of such raw materials as aluminum and steel.


According to the U.S. Department of Labor, inventories in the U.S., as of December 2003, were well below Y2K levels (1999-2000) as was the case with capacity utilization in U.S. factories. In addition, the price of materials rose in 2003. The Labor Department reported that producer prices for crude materials were up 18.5% (Y-O-Y) in December 2003.


Nanotechnology Portfolio Series consists of a portfolio of common stocks of companies that are investing in nanotechnology, companies that make nanotechnology equipment and companies that are engaged in nanotechnology research and development.

Defined as the precision placement, measurement, manipulation and modeling of small atomic masses, nanotechnology, or nano-led innovation, at the most basic level, has the potential to impact the way we live, as well as the way we efficiently create and manufacture products. Many of the companies working with nanotechnology are simply applying our knowledge of the nanoscale to existing industries, whether it is improved drug delivery mechanisms for the pharmaceutical industry, or producing nanoclay particles for the plastics industry. In fact, the National Science Foundation predicts that by 2010, half of all pharmaceuticals will be developed through nanotechnology.

While many branches of what now falls under the umbrella term nanotechnology are not new, it is the combination of existing technologies with our newfound ability to observe and manipulate at the atomic scale that makes nanotechnology so compelling from scientific, business and political viewpoints. New industries will be generated as a result of this understanding, and as a result, many view nanotechnology as an enabling technology rather than an industry in its own right.

Nanotechnology Support. In our opinion, the most encouraging development in support of nanotechnology has been President Bush's signing the 21st Century Nanotechnology Research and Development Act into law in 2003.

Meanwhile the National Institutes of Health have allocated $3.7 billion over a four year period starting in 2005 to the National Nanotechnology Initiative for nanotech research and development.

Already nanotechnology is generating interest. According to the January 2004 Forbes/Wolfe Nanotech Report, over $400 million flowed into nanotechnology startups in 2003 in the U.S. and globally. In its May 2003 Equity Research Report, CSFB predicts that by 2015, the market for nanotechnology is expected to reach $1 trillion.

Regional Bank & Thrift Portfolio, Series 7 invests in a diversified portfolio of common stocks issued by regional banks and thrifts.

Regional banks and thrifts tend to be focused in the geographic areas where their lending and deposit assets are based. As a result of merger and acquisition (M&A) activity from the mid 1980s through the late 1990s, a new category of banks emerged called super-regional banks. These banks operate across many states or geographic areas and can be national in scope.

Regional banks and thrifts tend to have high core consumer deposits which are highly sought after in the industry, and unlike the larger money center banks, regional banks and thrifts are generally not involved with international lending or investment banking. Additionally, the thrift sector has carved out a niche to provide attractive savings and residential mortgage products.

Banking Industry Outlook. The recent sluggish economy has forced banks to focus on putting tougher loan standards in place, growing their revenue, and implementing cost-cutting measures. As a result of these steps, banks have begun to see marked improvements in their corporate loan portfolios, credit quality, and deposits. In addition, with the reduction in the federal tax rate on qualified dividends, many banks have either initiated or increased their dividend payments.

Consolidation. Thanks in part to consolidation, U.S. banks have achieved remarkable growth in assets. At year-end 1994, the 12,603 reporting FDIC-insured commercial banks and savings institutions had aggregate assets of $5.0 trillion; as of September 30, 2003, the number of reporting banks had fallen to 9,237 while total assets increased to $8.9 trillion, a 78% gain in assets. [FDIC Historical Statistics on Banking] Yet still today, in comparison to most other developed countries, the banking system in the U.S. is highly fragmented.

Along with becoming more competitive, banks and thrifts stand to benefit from consolidation in various ways, but most commonly with the potential for increased efficiency, expanding territories and higher sustainable profits. While M&A activity may remain slow in the near term, we expect that the long-term consolidation trend will continue within the industry.


Based on the composition of the portfolio on the Initial Date of Deposit, the Regional Bank & Thrift Portfolio, Series 7 is considered a Large-Cap Value Trust.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe the Trusts. These characteristics are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category for the Trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in a Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1 billion; Mid-Cap-$1 billion to $5 billion; Large-Cap-over $5 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.


You should be aware that predictions stated herein may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Basic Materials. Because more than 25% of the Basic Materials Portfolio Series is invested in basic materials companies, this Trust is considered concentrated in the basic materials industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General risks of the basic materials industry include the general state of the economy, consolidation, domestic and international politics, price and supply fluctuations, government regulations, volatile interest rates, consumer spending trends, overall capital spending levels and excess capacity. In addition, basic materials companies may also be significantly affected by volatility of commodity prices, import controls, worldwide competition, liability for environmental damage, depletion of resources, and mandated expenditures for safety and pollution control devices.

Technology Industry. The Nanotechnology Portfolio Series is considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Certain technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Research and development costs are substantial, and there is no guarantee that companies researching nanotechnology will ever develop economically viable products or become profitable.

Financial Services Industry. Regional Bank & Thrift Portfolio, Series 7 is considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 4.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.395 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of $.115 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from October 20, 2004 through December 20, 2004. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 3.45% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 4.45% of the Public Offering Price per Unit (equivalent to 4.657% of the net amount invested). The transactional sales charge will be reduced by 1/2 of 1% on each subsequent March 31, commencing March 31, 2005, to a minimum transactional sales charge of 3.00%.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as follows:

                               Your maximum     Dealer
If you invest                  sales charge     concession
(in thousands):*               will be:         will be:
______________                 ____________     ___________
$50 but less than $100         4.70%            3.35%
$100 but less than $250        4.45%            3.25%
$250 but less than $500        3.95%            2.75%
$500 but less than $1,000      2.95%            2.00%
$1,000 or more                 2.05%            1.25%

* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use termination proceeds from other unit investment trusts with a similar strategy as the Trusts or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. However, if you invest redemption or termination proceeds of $500,000 or more in Units of a Trust, the maximum sales charge on your Units will be limited to the maximum sales charge for the applicable amount invested in the table set forth above. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services, or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which represent a concession or agency commission of 3.60% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge for secondary market sales), subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.60% of the sales price of these Units (2.0% for purchases of $500,000 but less than $1,000,000 and 1.25% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust                        Additional
(in millions):                               Concession:
_____________________                        ___________
$1 but less than $5                          0.10%
$5 but less than $10                         0.15%
$10 or more                                  0.20%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. Prudential Investment Management Services LLC ("PIMS") will receive a concession on Units purchased using termination, redemption or exchange proceeds from trusts formerly sponsored by PIMS equal to $2.00 per $1,000 invested. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $100 million, $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $1,000, $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating each Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee
Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess, other than for excess annual audit costs. The Trustee will pay operating expenses of the Trust from the Income Account if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities. Legal and regulatory filing fees and expenses associated with updating a Trust's registration statement yearly are also chargeable to the Trusts.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Trust will be audited annually, so long as we are making a secondary market for Units. We will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, such Trust will pay for the audit. You may request a copy of the audited financial statements from the Trustee.

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from the Trust asset when such income would be considered to be received by you if you directly owned your Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In addition, it should be noted that certain dividends received by a Trust may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from your Trust when you redeem your Units or at the Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in the Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by such Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units


You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1.cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2.the aggregate value of the Securities held in a Trust; and

3.dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1.any applicable taxes or governmental charges that need to be paid out of a Trust;

2.any amounts owed to the Trustee for its advances;

3.estimated accrued expenses of a Trust, if any;

4.cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5.liquidation costs for foreign Securities, if any; and

6.other liabilities incurred by a Trust; and

dividing

1.the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- Such factors arise which, in our opinion, adversely affect the tax or exchange control status of the Securities or a Trust;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to registered account holders which will specify how certificates, if any, should be tendered to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts by "wrap fee" plans) rather than the typical cash distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                      Information on
            the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $48 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2003, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $20,540,034 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, which are part of such registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left blank.

Page 27


                             First Trust(R)

                    Basic Materials Portfolio Series
                     Nanotechnology Portfolio Series
               Regional Bank & Thrift Portfolio, Series 7
                                 FT 824

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                   4 Chase MetroTech Center, 3rd floor
                        Brooklyn, New York 11245
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                              Commission in
                       Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-112995) and

- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                             March 10, 2004


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 28


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trusts contained in FT 824 not found in the prospectus for each Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated March 10, 2004. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Concentrations
   Basic Materials                                             2
   Technology Companies                                        2
   Financial Services                                          3
Portfolios
   Basic Materials Portfolio Series                            5
   Nanotechnology Portfolio Series                             6
   Regional Bank & Thrift Portfolio, Series 7                  8

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Concentrations

Basic Materials. An investment in Units of Basic Materials Portfolio Series should be made with an understanding of the problems and risks an investment in Securities of companies involved in the basic materials industry may entail. Companies in the basic materials industry are involved in the production of aluminum, chemicals, commodities, chemicals specialty products, forest products, non-ferrous mining products, paper products, precious metals and steel. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations, and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

Technology Companies. The Nanotechnology Portfolio Series is considered to be concentrated in common stocks of technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Financial Services. An investment in Units of Regional Bank & Thrift Portfolio, Series 7 should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Portfolios

     Equity Securities Selected for Basic Materials Portfolio Series

Basic Materials Portfolio Series contains common stocks of the following companies:


Chemicals
__________

BASF AG (ADR), headquartered in Ludwigshafen, Germany, is a chemical producing group. Its main fields of business are health and nutrition, colorants and finishing products, chemicals, plastics and fibers, and oil and gas.

Cabot Corporation, headquartered in Boston, Massachusetts, produces carbon black, a reinforcing agent for rubber and non-rubber applications, and electronic grade tantalum, columbium, cesium, germanium, niobium titanium, rubidium and tellurium. The company also produces and sells fumed silica and purchases and sells liquefied natural gas.

The Dow Chemical Company, headquartered in Midland, Michigan, is a leading manufacturer and supplier of chemicals, plastic materials and agricultural products, and other specialized products and services marketed worldwide.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Engelhard Corporation, headquartered in Iselin, New Jersey, develops, manufactures and markets technology-based performance products and engineered materials for a wide spectrum of industrial customers.

International Flavors & Fragrances Inc., headquartered in New York, New York, is a creator and manufacturer of flavor and fragrance products used by other manufacturers to impart or improve flavor or fragrance in various consumer products.

Praxair, Inc., headquartered in Danbury, Connecticut, is the largest industrial gases company in North and South America. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to different industries.

Sigma-Aldrich Corporation, headquartered in St. Louis, Missouri, develops, makes and distributes a range of biochemicals, organic chemicals, chromatography products and diagnostic reagents. The company also makes metal products used in the installation and retrofitting of electrical, mechanical and telecommunication applications.

Syngenta AG (ADR), headquartered in Basel, Switzerland, is an agribusiness operating in the crop protection and seeds businesses.

The Valspar Corporation, headquartered in Minneapolis, Minnesota, a multinational paint and coatings manufacturer, manufactures and distributes a broad portfolio of coatings products.

Construction Materials
______________________

Florida Rock Industries, Inc., headquartered in Jacksonville, Florida, and its subsidiaries are principally engaged in the production and sale of ready mixed concrete, the mining, processing and sale of sand, gravel and crushed stone (construction aggregates), and the production and sale of portland and masonry cement.

Vulcan Materials Company, headquartered in Birmingham, Alabama, is principally engaged in the production, distribution and sale of construction materials and industrial and specialty chemicals.

Containers & Packaging
______________________

Ball Corporation, headquartered in Broomfield, Colorado, is a manufacturer of metal and plastic packaging, primarily for beverages and foods, and a supplier of aerospace and other technologies and services to commercial customers.

Bemis Company, Inc., headquartered in Minneapolis, Minnesota, is a principal manufacturer of flexible packaging products and pressure-sensitive materials, selling to customers throughout the United States, Canada and Europe as well as Mexico and the Asia Pacific region.

Sealed Air Corporation, headquartered in Saddle Brook, New Jersey, is a global manufacturer of a wide range of protective and specialty packaging materials and systems, including polyurethane packaging systems and foams, air cellular cushioning materials, food packaging materials and others.

Metals & Mining
________________

Alcoa Inc., headquartered in Pittsburgh, Pennsylvania, makes primary aluminum and fabricated products for the transportation, construction, packaging and other markets.

BHP Billiton Limited (ADR), headquartered in Melbourne, Australia, has interests and operations in minerals exploration, production and processing, oil and gas exploration and development, and steel production and merchandising.

Freeport-McMoran Copper & Gold, Inc. (Class B), headquartered in New Orleans, Louisiana, is a copper and gold mining and production company.

Newmont Mining Corporation, headquartered in Denver, Colorado, is a holding company and is principally engaged in gold mining with operations in North America, Australia, Indonesia, New Zealand, South America, Turkey and Uzbekistan.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries are engaged in the manufacture and sale of steel products, including hot-rolled, cold-rolled sheet, galvanized sheet, cold finished and more.

Peabody Energy Corporation, headquartered in St. Louis, Missouri, mines and markets predominantly low-sulphur coal, primarily for use by electric utilities. The company also trades coal and emission allowances.

Phelps Dodge Corporation, headquartered in Phoenix, Arizona, is a producer of copper, carbon black and magnet wire, and of continuous-cast copper rod.

Paper & Forest Products
_______________________

Georgia-Pacific Corp., headquartered in Atlanta, Georgia, is a manufacturer and distributor of building products as well as a producer of a variety of pulp and paper products (including pulp, communication papers, containerboard, packaging and tissue products).

International Paper Company, headquartered in Stamford, Connecticut, manufactures printing and writing paper, pulp, tissue, paperboard, packaging and wood products. The company also manufactures nonwoven papers, specialty chemicals, specialty panels and laminated products. The company sells its products primarily in the United States, Europe and the Pacific Rim.

Louisiana-Pacific Corporation, headquartered in Portland, Oregon, and its subsidiaries are principally engaged in the manufacture and distribution of building products used primarily in new home construction, repair and remodeling and manufactured housing.


     Equity Securities Selected for Nanotechnology Portfolio Series

Nanotechnology Portfolio Series contains common stocks of the following companies:


Nanotech Enablers
_________________

Applied Films Corporation, headquartered in Longmont, Colorado, is a provider of thin-film deposition equipment to the flat panel display
(FPD) industry; the architectural, automotive and solar glass industry; and the web packaging industry.

FEI Company, headquartered in Hillsboro, Oregon, is engaged in the design, manufacture, sale and service of Structural Process Management solutions for the high-growth segments of the semiconductor, data storage and industry and institute markets.

Nanometrics Incorporated, headquartered in Milpitas, California, designs, manufactures, markets and supports the thin film metrology systems for the semiconductor, flat panel display and magnetic recording head industries.

NVE Corporation, headquartered in Eden Prairie, Minnesota, develops and sells devices using spintronics, a technology it helped pioneer, which utilizes electron spin rather than electron charge to acquire, store and transmit information.

Symyx Technologies, Inc., headquartered in Santa Clara, California, develops and applies high-speed technologies to the discovery of materials for chemical, life science and electronics applications.

Varian Inc., headquartered in Palo Alto, California, develops, manufactures, sells and services scientific instruments and vacuum technologies. The company's product lines include chromatography, optical spectroscopy, and nuclear magnetic resonance equipment used in a range of life science, environmental, industrial and research applications.

Veeco Instruments Inc., headquartered in Woodbury, New York, designs, manufactures, markets and services a line of equipment primarily used by manufacturers in the data storage, semiconductor and telecommunications/wireless industries.

Zygo Corporation, headquartered in Middlefield, Connecticut, manufactures, designs and markets yield enhancement solutions that utilize optical metrology and automation for high-performance manufacturers.

Nanotech Leading Researchers
_____________________________

The Dow Chemical Company, headquartered in Midland, Michigan, is a leading manufacturer and supplier of chemicals, plastic materials and agricultural products, and other specialized products and services marketed worldwide.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Medtronic, Inc., headquartered in Minneapolis, Minnesota, makes and sells implantable cardiac pacemakers, implantable and external defibrillators, heart valves, and other vascular, cardiac and neurological products.

Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.

Nanotech Pure Players
_____________________

Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, is a specialty pharmaceutical company. The company develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous systems diseases and disorders.

Flamel Technologies S.A. (ADR), headquartered in Venissieux Cedex, France, is a biopharmaceutical company principally engaged in the development of two polymer-based delivery technologies for medical applications.

Harris & Harris Group Inc., headquartered in New York, New York, is a venture capital investment company that invests in and provides managerial assistance to its portfolio companies.

Headwaters Incorporated, headquartered in Draper, Utah, develops and deploys alternative fuel and related technologies through its operating division, Covol Fuels. The company converts fossil fuels such as coal and heavy oils to alternative energy products while seeking to improve energy efficiency and the environment.

Nanogen, Inc., headquartered in San Diego, California, integrates advanced microelectronics and molecular biology into a platform technology with applications in the fields of medical diagnostics, genetic testing, genomics, biomedical research, and drug discovery.

Nanophase Technologies Corporation, headquartered in Romeoville,
Illinois, is engaged in the manufacture and engineering of nanocrystalline materials. The company's products include, among others, coated materials as ingredients for sunscreens, the company's largest application.

Pharmacopeia, Inc., headquartered in Princeton, New Jersey, is engaged in enabling science and technology that accelerates and improves drug discovery and chemical development processes.

SkyePharma Plc (ADR), headquartered in London, England, is a provider of integrated drug delivery services to the pharmaceutical industry, providing a full complement of drug delivery products and services ranging from formulation and development through to commercial manufacturing.

Equity Securities Selected for Regional Bank & Thrift Portfolio, Series 7

Regional Bank & Thrift Portfolio, Series 7 contains common stocks of the following companies:


Banks
______

Associated Banc-Corp, headquartered in Green Bay, Wisconsin, is a bank holding company whose subsidiaries provide services through locations in Wisconsin, Illinois and Minnesota.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through numerous full-service banking offices in Ohio, Massachusetts, Michigan, New York and Vermont. The company also operates loan production offices in several states.

Commerce Bancorp, Inc., headquartered in Cherry Hill, New Jersey, operates a banking business through branch offices serving New Jersey and Pennsylvania. The company's wholly-owned banking subsidiaries provide retail and commercial banking services and products.

Commerce Bancshares, Inc., headquartered in Kansas City, Missouri, conducts a banking business in three states; underwrites credit life and credit accident and health insurance; sells property and casualty insurance, and provides mortgage banking and real estate services.

Community First Bankshares, Inc., headquartered in Fargo, North Dakota, through subsidiaries, conducts a banking business in nine states. The company also offers trust and insurance services. The company also owns and operates insurance agencies which sell property and casualty insurance and make some sales of other types of insurance, such as life, accident and crop hail insurance

Compass Bancshares, Inc., headquartered in Birmingham, Alabama, through subsidiaries, conducts a general commercial banking business through offices in four states.

First BanCorp., headquartered in Santurce, Puerto Rico, is the holding company for FirstBank Puerto Rico, the second largest locally owned commercial bank in Puerto Rico. The bank specializes in consumer lending in the Puerto Rican market, offering an array of financial services to a growing number of consumer and commercial customers.

First Tennessee National Corporation, headquartered in Memphis,
Tennessee, is a bank holding company whose subsidiaries operate banking offices in Tennessee, Arkansas and Mississippi.

Hudson United Bancorp, headquartered in Mahwah, New Jersey, is a multi-state bank holding company which conducts a general banking business through branches in New Jersey, Connecticut and New York.

M&T Bank Corporation, headquartered in Buffalo, New York, conducts a commercial banking business through offices mainly in New York, Pennsylvania and The Bahamas. The company is a bank holding company that operates through two wholly-owned bank subsidiaries: Manufacturers and Traders Trust Co. (M&T Bank) and M&T Bank, National Association (M&T Bank, N.A.).

Marshall & Ilsley Corporation, headquartered in Milwaukee, Wisconsin, is a bank and savings and loan holding company providing financial service in Wisconsin, Arizona and Illinois.

North Fork Bancorporation, Inc., headquartered in Melville, New York, is the holding company of North Fork Bank and Superior Savings of New England. The company operates a full-service retail and commercial banking business through numerous branch locations in New York and also provides broker-dealer services to financial institutions, individual investors and traders.

Popular, Inc., headquartered in San Juan, Puerto Rico, is a complete financial services provider with operations in Puerto Rico, the United States, the Caribbean and Latin America.

Sky Financial Group, Inc., headquartered in Bowling Green, Ohio, is a financial holding company that owns one commercial bank which is primarily engaged in a commercial and consumer banking business in Ohio, southern Michigan, western Pennsylvania, eastern Indiana and northern West Virginia.

SouthTrust Corporation, headquartered in Birmingham, Alabama, conducts a general banking business in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee and Texas. The company also provides computer services, mobile home finance servicing, trust services, life insurance, insurance agency operations, investment services, mortgage banking and leasing.

SunTrust Banks, Inc., headquartered in Atlanta, Georgia, through subsidiaries, operates a banking business, based in the southeastern United States. The company's primary businesses include traditional deposit and credit services as well as trust and investment services.

TCF Financial Corporation, headquartered in Minneapolis, Minnesota, operates a national banking business through offices in five states. The company also originates, sells and services residential mortgage loans; sells annuities and mutual fund products; provides insurance, mainly credit-related insurance; and makes consumer finance loans.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, conducts a commercial bank and trust business through subsidiary U.S. Bank and offers brokerage services through subsidiary U.S. Bancorp Piper Jaffray. The company has locations throughout the Midwest and West.

Zions Bancorporation, headquartered in Salt Lake City, Utah, conducts a banking business through offices in seven states. The company also underwrites insurance; operates an insurance brokerage business; and provides innovative financing solutions for small businesses nationwide.

Thrifts
_______

Astoria Financial Corporation, headquartered in Lake Success, New York, through wholly-owned Astoria Federal Savings and Loan Association, conducts a savings and loan business through numerous offices in Brooklyn, Chenango, Nassau, Otsego, Queens, Suffolk and Westchester counties in New York.

Dime Community Bancshares, headquartered in Brooklyn, New York, through wholly-owned Dime Savings Bank of Williamsburgh, conducts a savings bank business through several offices in Brooklyn, the Bronx and Queens in New York City and Nassau County, New York.

Doral Financial Corp., headquartered in San Juan, Puerto Rico, is a bank holding company engaged in a variety of mortgage banking, commercial banking and broker/dealer activities, primarily in Puerto Rico as well as in the New York City metropolitan area.

Flagstar Bancorp, Inc., headquartered in Troy, Michigan, is a holding company for Flagstar Bank, FSB, which provides mortgage and retail banking services.

Golden West Financial Corporation, headquartered in Oakland, California, is a savings and loan holding company for the World Savings and Loan Association, and the World Savings Banks. The company operates savings branch offices in California, Arizona, Colorado, Florida, Illinois, Kansas, New Jersey and Texas.

GreenPoint Financial Corp., headquartered in New York, New York, conducts a savings bank business through branches in the New York City metropolitan area. The company also offers lending programs, development opportunities and mortgage banking.

MAF Bancorp, Inc., headquartered in Clarendon Hills, Illinois, operates a general banking business, located mainly in the western suburbs of Chicago. The company also engages in real estate development and insurance and securities sales.

New York Community Bancorp, Inc., headquartered in Westbury, New York, is a holding company for New York Community Bank, a state-chartered stock savings bank.

Sovereign Bancorp, Inc., headquartered in Philadelphia, Pennsylvania, is a holding company for Sovereign Bank which operates in eastern
Pennsylvania, Connecticut, northern Delaware, Massachusetts, New Jersey and Rhode Island.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

Webster Financial Corporation, headquartered in Waterbury, Connecticut, delivers financial services to individuals, families and businesses located primarily in Connecticut and delivers equipment financing, mortgage origination and financial advisory services to individuals and companies located primarily in the Northeast and throughout the United States.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1

                           SIGNATURES

     The Registrant, FT 824, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 824, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 10, 2004.

                              FT 824

                              By  FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor



                              By  Jason T. Henry
                                  Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                 TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) March 10, 2004
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Jason T. Henry
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )


       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.


                               S-3

                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-112995 of FT 824 of our report dated March 10, 2004 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
March 10, 2004


                               S-4

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22). Effective June 27, 2002, Nike Securities L.P. changed its name to First Trust Portfolios, L.P.

1.1.1 Form of Trust Agreement for FT 824 among First Trust Portfolios, L.P., as Depositor, JPMorgan Chase Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).


                               S-6

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7